Exhibit 4.5

EMPLOYMENT AGREEMENT AETERNA ZENTARIS, INC.
Dated November 11, 2013

BETWEEN:	AETERNA ZENTARIS, INC., a Corporation duly incorporated, having its head office at 100 Market Place, Suite 203, 25 Mountainview Blvd. Basking Ridge, NJ 07920

(hereinafter the "Corporation")

AND:	Keith Santorelli, CPA, domiciled at: 18 Mountain Avenue, Wakefield, MA 01880

(hereinafter the "Executive")

SECTION 1 – PURPOSE

1.1
The Corporation wishes to employ the Executive as its Vice President, Finance, starting on November 11, 2013 (the "Commencement Date"). The Executive is willing to be employed by the Corporation, on the terms and conditions set forth herein in this Employment Agreement (the "Agreement"). The Executive shall report to the Senior Vice President and Chief Financial Officer of the Corporation.

SECTION 2 – DUTIES

2.1
The Executive agrees to devote his full business time to the Corporation, to make every effort necessary to perform adequately the duties that are assigned to him and to act in the best interests of the Corporation at all times. The Executive shall refrain from any activity that could be prejudicial to the Corporation's interests. In performing his duties with the Corporation, the Executive shall act faithfully and honestly at all times.

2.2
The Executive shall carry out his duties primarily in Massachusetts (Greater Boston area); however, the Executive agrees to attend to business at other locations as required to meet the needs of the Corporation or to perform his duties.

2.3	The Executive agrees to comply with all the instructions, policies and/or rules that are established verbally or in writing by the Corporation.

2.4	The Executive shall be entitled to sit on a board of directors of another corporation, solely with the prior written authorization of the Board.

SECTION 3 – COMPENSATION

3.1	Salary
The Corporation shall pay the Executive, for the duration of this Agreement, a base annual salary (the "Base Salary") of TWO HUNDRED AND FORTY THOUSAND US DOLLARS (US$240,000.00), payable in accordance with the Corporation's standard payroll practices. Such Base Salary shall be reviewed annually and may be increased in accordance with the Corporation's policy.

3.2	Bonus
The Executive shall be eligible to earn an annual cash bonus (the "Annual Bonus"), which shall be computed in the target range of 30% of the Executive's Base Salary. Such Annual Bonus will be calculated upon the achievement of performance objectives pre-established by the Senior Vice President and Chief Financial Officer. The granting of an Annual Bonus is also based on the business performance of the Corporation and the Group and shall be subject to the full discretion and approval of the Parent's Board of Directors and/or its Governance Committee. The Annual Bonus, if any, payable for any calendar year shall be paid no later than March 15 of the following calendar year.

3.3	Business Expenses
The Corporation shall reimburse the Executive, upon presentation of vouchers, for reasonable entertainment, traveling and other expenses incurred by him on behalf of the Corporation, in accordance with the Corporation's policies and rules.

3.4	Stock Options
The Corporation will negotiate the grant of stock options in good faith during the first year of employment.
SECTION 4 – VACATION
The Executive shall be entitled to paid annual vacation of four (4) weeks, in accordance with the Corporation's policy, which vacation is to be taken at times prearranged with the Corporation. Vacation must be taken during the year and shall not be cumulative.
SECTION 5 – GROUP INSURANCE

5.1
The Executive is eligible to participate in the Aeterna Zentaris, Inc. health and dental benefits plan and to receive other benefits routinely offered by the Corporation (i.e. 401k matching), beginning on the Commencement Date.

SECTION 6 – DURATION AND TERMINATION
6.1    Duration
This contract is for an indeterminate term.
6.2    Automatic termination
The Executive's employment shall terminate automatically, without the Corporation being bound to pay any compensation whatsoever, upon the death of the Executive or the date upon which his resignation becomes effective.
The Executive's employment may also be terminated by the Corporation for cause upon simple notice in writing transmitted to the Executive, without the Corporation being bound to pay any compensation whatsoever, in the following cases, hereinafter referred to as "Cause":

(a)
If the Executive is declared bankrupt or insolvent or makes an assignment of his property or is placed under protective supervision, which situations the Executive acknowledges to be incompatible with the continuation of his employment.

(b)
If the Executive becomes physically or mentally disabled to such an extent as to make him unable to perform his duties normally and adequately for an aggregate of six (6) months during a period of twelve (12) consecutive months. In such a case, the Executive may continue to benefit under short-term and long-term disability insurance plans, subject to the terms of such plans, if any.

(c)	If the Executive breaches the terms of this Agreement.

(d)	If the Executive commits any fraud, theft, embezzlement or other criminal act of a similar nature.

(e)	If the Executive has committed serious misconduct or willful negligence in the performance of his duties.

(f)	If the Executive refuses or fails to follow reasonable directives of the Corporation.

(g)	If the Executive's demonstrates willful or reckless conduct causing material damage to the Corporation or the Corporation's business.

(h)	If the Executive misuses or abuses alcohol, drugs or controlled substances.
6.3    Termination without Cause
Either the Executive or the Corporation may terminate the Executive's employment at any time, without cause, by providing 30 days' written notice to the other party. Notice to terminate the Executive's employment or termination itself will not give rise to the payment of severance.
6.4    Resignation
In the event that the Executive wishes to terminate his employment, he shall give the Corporation prior written notice of at least 30 days.
SECTION 7 – THIS ITEM IS INTENTIONALLY LEFT BLANK
SECTION 8 – NO COMPETITION, NO SOLICITATION AND LOYALTY

8.1
The Executive shall not compete with the Corporation, directly nor indirectly. He shall not participate in any capacity whatsoever in a business that would directly or indirectly compete with the Corporation, namely one involved in the development and commercialization of the specific endocrine therapies and oncology treatments which the Corporation is actively developing, including, without limitation, as an executive, director, officer, employer, principal, agent, fiduciary, administrator of another's property, associate, independent contractor, franchisor, franchisee, distributor or consultant unless such participation is fully disclosed to the Corporation and approved in writing in advance by the Board. In addition, the Executive shall not have any interest whatsoever in such an enterprise, including, without limitation, as owner, shareholder, partner, limited partner, lender or silent partner. This no competition covenant is limited as follows:

8.1.1	As to the time period, to the duration of the Executive's employment and for a period of one (1) year as of the date of termination of his employment;

8.1.2
As to the geographical area, the territory in which a specific product had been actively exploited by the Corporation during the two years preceding the termination date. For purposes of this clause, the Corporation is deemed to have actively exploited such territory for such product if, during the two (2) years immediately preceding the termination date:

(i)
Distribution rights for this product were granted to a distributor of the Corporation, pursuant to a distribution agreement (exclusive or non-exclusive) except if such distribution agreement ceased to have effect, prior to the termination date, with the Corporation's consent and provided that the Corporation did not actively search for other distributors for the territory covered by this Agreement; or if

(ii)
The Corporation has completed phase II clinical development work for this product in this territory, or searched for commercial partners or applied to protect its intellectual property rights in relation to the product and its use, including patent applications in relation to the product or its use, which applications referred to these territories.

8.1.3
As to the nature of the activities, to duties or activities which are identical or substantially similar to those performed or carried on by the Executive during the twenty-four (24) months preceding the termination of his employment.

8.2
The foregoing stipulation shall nevertheless not prevent the Executive from buying or holding shares or other securities of a Corporation whose securities are publicly traded on a recognized stock exchange where the securities so held by the Executive do not represent more than five percent (5%) of the voting shares of such Corporation and do not allow for its control.

8.3
The Executive also undertakes, for the same period and in respect of the same territory referred to hereinabove in sub-sections 8.1.1 and 8.1.2, not to solicit clients of the Corporation, directly or indirectly, not to permit the use of his name in order to solicit said clients or do anything whatsoever to induce or to lead any person to decide to put an end, in whole or in part, to his business relations with the Corporation.

8.4
The Executive also undertakes, for the same period and in respect of the same territory referred to hereinabove in sub-sections 8.1.1 and 8.1.2, not to induce, attempt to induce or otherwise interfere in the relations which the Corporation has with its distributors, suppliers, representatives, agents and other parties with whom the Corporation deals.

8.5
The Executive also undertakes, for the same period and in respect of the same territory referred to hereinabove in sub-sections 8.1.1 and 8.1.2 not to induce, attempt to induce or otherwise solicit the personnel of the Corporation to leave their employment with the Corporation nor to hire the personnel of the Corporation for any enterprise in which the Executive has an interest.

8.6
The Executive acknowledges that the provisions of this section 8 are limited as to the time period, the geographic area and the nature of the activities to what the parties deem necessary to protect the legitimate interests of the Corporation, while allowing the Executive to earn his living.

8.7
Nothing in this section shall operate to reduce nor to extinguish the obligations of the Executive arising at law or under this contract which survive at the termination of the contract in reason of their nature and, in particular, without limiting the foregoing, the Executive's duty of loyalty and obligation to act faithfully and honestly.

SECTION 9 – CONFIDENTIALITY

9.1
The Executive acknowledges that he has received and will receive or conceive, in carrying on or in the course of his work during his employment with the Corporation, confidential information pertaining to the activities, the technologies, the operations and the business, past, present and future, of the Corporation or its subsidiaries or related or associated companies which information is not in the public domain. The Executive acknowledges that such confidential information belongs to the Corporation and that its disclosure or unauthorized use could be prejudicial to the Corporation and contrary to its interests.

Accordingly, the Executive agrees to respect the confidentiality of such information and not to make use of or disclose or discuss it to or with any person, other than in the course of his duties with the Corporation, without the explicit prior written authorization of the Corporation.
This undertaking to respect the confidentiality of such information and not to make use of or disclose or discuss it to or with any person shall continue to have full effect notwithstanding the termination of the Executive's employment with the Corporation, so long as such confidential information does not become public as a result of an act by the Corporation or a third party which act does not involve the fault of one its Executives.

9.2	The term "confidential information" includes among other things:

9.2.1	products, formulae, processes and composition of products, as well as raw materials and ingredients, of whatever kind, that are used in their manufacture;

9.2.2
technical knowledge and methods, quality control processes, inspection methods, laboratory and testing methods, information processing programs and systems; manufacturing processes, plans, drawings, tests, test reports and software;

9.2.3	equipment, machinery, devices, tools, instruments and accessories;

9.2.4
financial information, production cost data, marketing strategies, raw materials supplies, suppliers, staff and client lists and related information, marketing plans, sales techniques and policies, including pricing policies, sales and distribution data and present and future expansion plans; and

9.2.5	research, experiments, inventions, discoveries, developments, improvements, ideas, industrial secrets and "know-how".
9.3    The Executive undertakes to keep the terms of this Agreement confidential.

SECTION 10 – OWNERSHIP OF INTELLECTUAL PROPERTY

10.1
The Executive hereby assigns and agrees to assign to the Corporation all his intellectual property rights as of their creation and to make full and prompt disclosure to the Corporation of all information relating to anything made or designed by him or that may be made or designed by him during the period of his employment, whether alone or jointly with other persons, or within a period of two (2) years following the termination of his employment and resulting from or arising out of any work performed by the Executive on behalf of the Corporation or connected with any matter relating or possibly relating to any business in which the Corporation or any of its subsidiaries or related or associated companies is involved unless specifically released from such obligation in writing by the Board.

In addition, the Executive renounces all moral rights in any document or work realized during the period of his employment. The Executive acknowledges that the Corporation has the right to use, modify or reproduce any document or work realized by the Executive, at its entire discretion, without the Executive's authorization and without his name being mentioned.

10.2
At any time during the period of his employment or after the termination of his employment, the Executive shall sign, acknowledge and deliver, at the Corporation's expense, but without compensation other than a reasonable sum for his time devoted thereto if his employment has then terminated, any document required by the Corporation to give effect to section 10.1, including patent applications and documents evidencing the assignment of ownership. The Executive shall also provide such other assistance as the Corporation may require with respect to any proceeding or litigation relating to the protection or defense of intellectual property rights belonging to the Corporation.

10.3	This section shall be binding on the Executive's heirs, assignees and legal representatives.
SECTION 11 – OWNERSHIP OF FILES AND OTHER PROPERTY

11.1
Any file, sketch, drawing, letter, report, memo or other document, any equipment, machinery, tool, instrument or other device, any diskette, recording tape, compact disc or software or any other property which comes into the Executive's possession during his employment with the Corporation, in the performance or in the course of his duties, regardless of whether he has participated in its preparation or design, how it may have come into his possession and whether or not it is an original or a copy, shall at all times remain the property of the Corporation and, upon the termination of the Executive's employment, shall be returned to the Corporation or its designated representative before the Executive leaves his place of work. The Executive may not keep a copy or give one to a third party.

SECTION 12 – TERMINATION OF PRIOR CONTRACTS

12.1	As of the effective date hereof, this Agreement supersedes and cancels any prior agreement, verbal or written, with respect to the Executive's employment with the Corporation.
SECTION 13 – AMENDMENT OF THE AGREEMENT

13.1	To be valid, any amendment to this Agreement must be confirmed in writing by the Corporation and by the Executive.

SECTION 14 – NOTICES

14.1
Any notice given hereunder shall be given in writing and sent by registered or certified mail or hand delivered. If such notice is sent by registered or certified mail, it shall be deemed to have been received five (5) business days following the date of its mailing if the postal services are working normally. If such is not the case, the notice must be hand delivered or served by bailiff, at the discretion of the sender. In the case of hand delivery or service, the notice shall be deemed to have been received the same day. It is agreed that if the delivery date is a non- business day, the notice shall be deemed to have been received on the following business day.

SECTION 15 – ELECTION OF DOMICILE

15.1	For the purposes of the exercise of any rights flowing from this Agreement and the institution of legal proceedings, the parties elect domicile in the judicial district of Massachusetts.
SECTION 16 – SUCCESSORS

16.1	This Agreement shall be binding on the successors, heirs, assignees and legal representatives of the parties.
SECTION 17 – INTERPRETATION

17.1	This Agreement shall be governed by and interpreted in accordance with the laws of the Commonwealth of Massachusetts.

IN WITNESS WHEREOF the parties hereto have duly signed this Agreement on this ____ day of November, 2013.

AETERNA ZENTARIS, INC. (CORPORATION)

By:	DENNIS TURPIN
Senior Vice President and Chief Financial officer

Signed Name

	Date:	11 Nov. 2013

and
KEITH SANTORELLI (EXECUTIVE)

Signed Name

	Date:	11/11/2013